                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ________________

                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                 GREAT AMERICAN MANAGEMENT AND INVESTMENT, INC.
                              (NAME OF THE ISSUER)
                                GAMI MERGER CO.
            EQUITY HOLDINGS LIMITED, AN ILLINOIS LIMITED PARTNERSHIP
                      (NAME OF PERSON(S) FILING STATEMENT)
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                   389893207
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               SHELI Z. ROSENBERG
                           TWO NORTH RIVERSIDE PLAZA
                            CHICAGO, ILLINOIS 60606
                                 (312) 454-0100

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                WITH COPIES TO:

     JAMES J. JUNEWICZ, ESQ.             DONALD J. LIEBENTRITT, ESQ.
      MAYER, BROWN & PLATT              ROSENBERG & LIEBENTRITT, P.C.
    190 SOUTH LASALLE STREET         TWO NORTH RIVERSIDE PLAZA, SUITE 1515
    CHICAGO, ILLINOIS  60603               CHICAGO, ILLINOIS  60606
       (312) 782-0600                         (312) 466-3456


THIS STATEMENT IS FILED IN CONNECTION WITH (CHECK THE APPROPRIATE BOX):
 A.  / /   THE FILING OF SOLICITATION MATERIALS OR AN INFORMATION STATEMENT
           SUBJECT TO REGULATION 14A, REGULATION 14C OR RULE
           13e-3(c) UNDER THE SECURITIES ACT OF 1934.
 B.  / /   THE FILING OF A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF
           1933.
 C.  /X/   A TENDER OFFER.
 D.  / /   NONE OF THE ABOVE.

CHECK THE FOLLOWING BOX IF THE SOLICITING MATERIALS OR INFORMATION STATEMENT REFERRED TO IN CHECKING BOX (A) ARE PRELIMINARY COPIES:

                           CALCULATION OF FILING FEE


        TRANSACTION                                           AMOUNT OF
        VALUATION*                                            FILING FEE
        -----------                                           ----------

        $55,575,350............................................ $11,115


* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS AMOUNT ASSUMES THE PURCHASE OF 1,111,507 SHARES OF COMMON STOCK AT $50.00 IN CASH PER SHARE. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH REGULATION 240.0-11 OF THE SECURITIES EXCHANGE ACT OF 1934, EQUALS 1/50TH OF ONE PERCENTUM OF THE VALUE OF THE SHARES TO BE PURCHASED.

/X/ CHECK BOX IF ANY PART OF THE FEE IS OFFSET BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. TENDER OFFER STATEMENT ON SCHEDULE 14D-1, FILED WITH THE COMMISSION ON MARCH 29, 1996, BY GAMI MERGER CO. AND EQUITY HOLDINGS LIMITED, AN ILLINOIS LIMITED PARTNERSHIP.
AMOUNT PREVIOUSLY PAID:  $11,115
FORM OR REGISTRATION NO.:  NOT APPLICABLE
FILING PARTY:  NOT APPLICABLE

DATE FILED:  NOT APPLICABLE

                                  INTRODUCTION


     This Rule 13e-3 Transaction Statement (the "Statement") relates to a tender offer by GAMI Merger Co., a Delaware corporation (the "Purchaser"), wholly owned by Equity Holdings Limited, an Illinois Limited Partnership ("Equity Holdings"), to purchase any and all shares of common stock, par value $.01 per share (the "Shares"), of Great American Management and Investment, Inc., a Delaware corporation (the "Company" or the "Issuer"). The offer is being made at a price of $50.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase of the Purchaser dated March 29, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively. This Statement is being filed by the Purchaser and Equity Holdings.

     The Purchaser is making the Offer for the purpose of acquiring more than 90 percent of the outstanding Shares and then consummating a "short-form merger" under Section 253 of the General Corporation Law of the State of Delaware (the "DGCL"), pursuant to which the Purchaser will be merged into the Company (the "Merger" and, together with the Offer, the "Transaction"). The Director of the Purchaser has approved the consummation of the Merger for the same price per Share as paid in the Offer, subject to certain conditions, including ownership of 90 percent of the outstanding Shares. Once the Purchaser acquires at least 90 percent of Shares, the Purchaser will have a sufficient number of Shares to effect the Merger without (i) any action whatsoever by the Board of Directors of the Company or (ii) the affirmative vote of any other Stockholder as permitted by Section 253 of the DGCL. Assuming the Purchaser acquires at least 90 percent of the Shares, the Purchaser intends to consummate the Merger immediately after the consummation of the Offer.

     As a result of the Merger, the Purchaser will cease to exist and the Company will continue as the surviving corporation (the "Surviving Corporation"), with Equity Holdings as its sole Stockholder. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than Shares held in the Company's treasury, by any subsidiary of the Company or by the Purchaser and other than Shares held by Stockholders who have properly exercised appraisal rights with respect thereto (the "Dissenting Shares") in accordance with Section 262 of the DGCL) shall, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into the right to receive $50.00 in cash, or any higher price per Share paid in the Offer (the "Merger Price"), payable to the holder thereof, without interest thereon, upon the surrender of the certificate or certificates formerly representing such Shares.

     The following cross reference sheet is being supplied pursuant to General Instruction F to the Statement and shows the location in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by the Purchaser and Equity Holdings with the Securities and Exchange Commission on the date hereof, of the information required to be included in response to the items of this Statement. The information set forth in Schedule 14D-1, which is attached hereto as Exhibit (g)(1), including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Schedule 14D-1.

                             CROSS REFERENCE SHEET


ITEM IN                                                     WHERE LOCATED IN
SCHEDULE 13E-3                                               SCHEDULE 14D-1
---------------                                             ----------------
Item 1(a) ...................................................   Item 1(a)
Item 1(b) ...................................................   Item 1(b)
Item 1(c) ...................................................   Item 1(c)
Item 1(d) ...................................................     *
Item 1(e) ...................................................     *
Item 1(f) ...................................................     *
Item 2(a) ...................................................   Item 2(a)
Item 2(b) ...................................................   Item 2(b)
Item 2(c) ...................................................   Item 2(c)
Item 2(d) ...................................................   Item 2(d)
Item 2(e) ...................................................   Item 2(e)
Item 2(f) ...................................................   Item 2(f)
Item 2(g) ...................................................   Item 2(g)
Item 3(a)(1) ................................................   Item 3(a)(1)
Item 3(a)(2) ................................................   Item 3(b)
Item 3(b) ...................................................     *
Item 4 ......................................................     *
Item 5 ......................................................   Item 5
Item 6(a) ...................................................   Item 4(a)
Item 6(b) ...................................................     *
Item 6(c) ...................................................   Item 4(b)
Item 6(d) ...................................................   Item 4(c)
Item 7(a) ...................................................   Item 5
Item 7(b) ...................................................     *
Item 7(c) ...................................................     *
Item 7(d) ...................................................     *
Item 8 ......................................................     *
Item 9 ......................................................     *
Item 10(a) ..................................................   Item 6(a)
Item 10(b) ..................................................   Item 6(b)
Item 11 .....................................................   Item 7
Item 12(a) ..................................................     *
Item 12(b) ..................................................     *
Item 13 .....................................................     *
Item 14 .....................................................     *
Item 15(a) ..................................................     *
Item 15(b) ..................................................   Item 8
Item 16 .....................................................   Item 10(f)
Item 17 .....................................................   Item 11


------------------------
*  The Item is located in the Rule 13e-3 Transaction Statement only.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The name of the issuer of the class of equity security which is the subject of the Rule 13e-3 transaction is Great American Management and Investment, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is Two North Riverside Plaza, Chicago, Illinois 60606.

     (b) The information set forth in the Offer to Purchase under "INTRODUCTION" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase under "THE OFFER--Section 5. Price Range of Shares" is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under "THE OFFER--Section 5. Price Range of Shares" and "THE OFFER--Section 10. Dividends and Distributions" is incorporated herein by reference.

     (e) Not Applicable.

     (f) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Interests of Certain Persons in the Transaction" and "SPECIAL
FACTORS--Contracts, Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)--(d) and (g) This Statement is being filed by the Purchaser. The information set forth in the Offer to Purchase under "INTRODUCTION" and "THE OFFER--Section 8. Certain Information Concerning Equity Holdings and the Purchaser" is incorporated herein by reference. The names, business addresses, present principal occupations or employment and citizenship of the directors and executive officers of the Purchaser are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference. The names, business addresses, present principal occupations or employment and citizenship of the general partners of Equity Holdings and the trustees of such general partners is set forth in Schedule I to the Offer to Purchase and is incorporated herein by reference. All of the persons listed in Schedule I of the Offer to Purchase are citizens of the United States of America.

     (e)--(f) During the last five years, neither the Purchaser nor Equity Holdings nor, to the best of their knowledge, any of the executive officers or directors of the Purchaser or the trustees of the general partners of Equity Holdings (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws of finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a)--(b) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Past Contacts and Transactions Between Equity Holdings and the Company," "SPECIAL FACTORS--Certain Shares Expected to be Tendered," "SPECIAL FACTORS--Interests of Certain Persons in the Transaction," "SPECIAL FACTORS--Contracts, Transactions and Arrangements Concerning the Shares," "SPECIAL FACTORS--The Merger," and "THE OFFER--Section 8. Certain Information Concerning Equity Holdings and the Purchaser" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Purpose and Structure of the Transaction," "SPECIAL FACTORS--The Merger," "THE OFFER--Section 1. Terms of the Offer," "THE OFFER--Section 2. Acceptance for Payment and Payment," "THE OFFER--Section 3. Procedures for Tendering Shares," "THE OFFER--Section 4. Withdrawal Rights" and "THE OFFER--Section 11. Conditions of the Offer" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Purpose and Structure of the Transaction," "SPECIAL FACTORS--The Merger," and "SPECIAL FACTORS--Interests of Certain Persons in the Transaction," and "SPECIAL FACTORS--Contracts, Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)--(g) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Purpose and Structure of the Transaction," "SPECIAL FACTORS--Certain Effects of the Transaction," "SPECIAL FACTORS--Plans for the Company After the Transaction," "SPECIAL FACTORS--Interests of Certain Persons in the Transaction," "SPECIAL FACTORS--Contracts, Transactions and Arrangements Concerning the Shares," "SPECIAL FACTORS--The Merger," "THE OFFER--Section 6. Effect of the Offer on the Market for Shares; Exchange Act Registration," "THE OFFER--Section 7. Certain Information Concerning the Company" and "THE OFFER--Section 10. Dividends and Distributions" is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Purchase under "THE OFFER--Section 9. Source and Amount of Funds" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "THE OFFER--Section 13. Certain Fees and Expenses; Utilization of Company Employees" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase under "THE OFFER--Section 9. Source and Amount of Funds" is incorporated herein by reference.

     (d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a)--(d) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Fairness of the Transaction," "SPECIAL FACTORS--Purpose and Structure of the Transaction," "SPECIAL FACTORS--Certain Effects of the Transaction," "SPECIAL FACTORS--Plans for the Company After the Transaction," "SPECIAL FACTORS--Interests of Certain Persons in the Transaction," "SPECIAL FACTORS--Contracts, Transactions and Arrangements Concerning the Shares," "SPECIAL FACTORS--The Merger," "SPECIAL FACTORS--Certain Tax Consequences," "THE OFFER--Section 6. Effect of the Offer on the Market for Shares; Exchange Act Registration," "THE OFFER--Section 7. Certain Information Concerning the Company," "THE OFFER--Section 8. Certain Information Concerning Equity Holdings and the Purchaser" and "THE OFFER--Section 9. Source and Amount of Funds" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a)--(e) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Certain Shares Expected to be Tendered," "SPECIAL FACTORS--Fairness of the Transaction," "SPECIAL FACTORS--The Merger," "SPECIAL FACTORS--Interests of Certain Persons in the Transaction," and "SPECIAL FACTORS--Contracts, Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

     (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Fairness of the Transaction" is incorporated herein by reference.

     (b) Not Applicable.

     (c) Not Applicable.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     (a)--(b) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Interests of Certain Persons in the Transaction," "SPECIAL FACTORS--Contracts, Transactions and Arrangements Concerning the Shares," "THE OFFER--Section 8. Certain Information Concerning Equity Holdings and the Purchaser" and in Schedule I is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Interests of Certain Persons in the Transaction," "SPECIAL FACTORS--Contracts, Transactions and Arrangements Concerning the Shares," "SPECIAL FACTORS--Certain Shares Expected to be Tendered," "SPECIAL FACTORS--The Merger," "SPECIAL FACTORS--Certain Effects of the Transaction," "SPECIAL FACTORS--Plans for the Company After the Transaction," and "THE OFFER--Section 8. Certain Information Concerning Equity Holdings and the Purchaser" is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a)--(b) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Fairness of the Transaction," "SPECIAL FACTORS--Interests of Certain Persons in the Transaction," and "SPECIAL
FACTORS--Contracts, Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--The Merger," "THE OFFER--Section 12. Certain Legal Matters--Appraisal Rights" and in Schedule II is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "THE OFFER--Section 12. Certain Legal Matters--Appraisal Rights" is incorporated herein by reference.

     (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

     (a) The information set forth in the Offer to Purchase under "THE OFFER--Section 7. Certain Information Concerning the Company" and the Company's Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 0-5256) is incorporated herein by reference.

     (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Fairness of the Transaction," "SPECIAL FACTORS--Purpose and Structure of the Transaction," "SPECIAL FACTORS--Plans for the Company After the Transaction," "SPECIAL FACTORS--Interests of Certain Persons in the Transaction," "SPECIAL FACTORS--Contracts, Transactions and Arrangements Concerning the Shares," "SPECIAL FACTORS--The Merger" and "THE OFFER--Section 13. Certain Fees and Expenses; Utilization of Company Employees" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "INTRODUCTION" and "THE OFFER--Section 13. Certain Fees and Expenses; Utilization of Company Employees" is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

     Additional information concerning the Transaction is set forth in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.
(a) ............ Not applicable.
(b) ............ Not applicable.
(c) ............ Exhibit (c)(1). Pledge Agreement between Equity Holdings
                                 Limited, an Illinois Limited
                                 Partnership, Riverside Partners, an Illinois limited partnership, and Citibank, N.A., dated as of February 16, 1994
                 Exhibit (c)(2). Pledge Agreement between Equity Holdings
                                 Limited, an Illinois Limited Partnership and Continental Bank N.A., dated as of January 31, 1989
                 Exhibit (c)(3). Pledge Agreement between Equity Holdings
                                 Limited, an Illinois Limited Partnership and First Bank National Association, dated as of May 12, 1994
                 Exhibit (c)(4). Stock Pledge Agreement between Equity
                                 Holdings Limited, an Illinois Limited
                                 Partnership and The First National Bank of
                                 Boston, dated as of December 15, 1993
                 Exhibit (c)(5). Pledge and Security Agreement between
                                 Equity Holdings Limited, an Illinois Limited
                                 Partnership and NationsBank of North Carolina, N.A., dated as of October 25, 1994





                 Exhibit (c)(6). Pledge Agreement between Equity Holdings
                                 Limited, an Illinois Limited Partnership and Chemical Bank

                 Exhibit (c)(7). Pledge Agreement between Equity Holdings
                                 Limited, an Illinois Limited Partnership and LaSalle National Bank

                 Exhibit (c)(8). Pledge Agreement between Equity Holdings
                                 Limited, an Illinois Limited Partnership and Wells Fargo Realty Advisors Funding, Incorporated

(d) ............ Exhibit (d)(1). Offer to Purchase, dated March 29, 1996
                 Exhibit (d)(2). Letter of Transmittal
                 Exhibit (d)(3). Letter, dated March 29, 1996, from Georgeson &
                                 Company Inc. to brokers, dealers,
                                 commercial banks, trust companies and other nominees

                 Exhibit (d)(4). Letter to Clients of brokers, dealers, banks, trust companies and other nominees

                 Exhibit (d)(5). Notice of Guaranteed Delivery

                 Exhibit (d)(6). Guidelines for Certification of Taxpayer
                                 Identification Number on substitute Form W-9

                 Exhibit (d)(7). Form of Newspaper Advertisement

(e) ...........  Exhibit (e)(1). Schedule II of the Offer to Purchase
(f) ...........  Not applicable.
(g) ...........  Exhibit (g)(1). Tender Offer Statement on Schedule 14D-1,
                                 filed with the Securities and Exchange
                                 Commission on March 29, 1996, by GAMI Merger
                                 Co. and Equity Holdings Limited, an Illinois
                                 Limited Partnership

                                   SIGNATURE


     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  March 29, 1996             GAMI MERGER CO.


                                   By /S/ SHELI Z. ROSENBERG
                                      ---------------------------------
                                    Name:         Sheli Z. Rosenberg
                                    Title:        Vice President




                                   EQUITY HOLDINGS LIMITED, AN ILLINOIS
                                   LIMITED PARTNERSHIP

                                   By /S/ SHELI Z. ROSENBERG
                                      -----------------------------------
                                    Name:     Sheli Z. Rosenberg

                                    Title:    Co-Trustee of General Partner

                                 EXHIBIT INDEX



EXHIBIT NO.                          DESCRIPTION
-----------       -------------------------------------------------------------------

99.(c)(1). ...       Pledge Agreement between Equity Holdings Limited,
                     an Illinois Limited Partnership, Riverside Partners,
                     an Illinois limited partnership, and Citibank, N.A.
                     dated as of February 16, 1994
99.(c)(2). ...       Pledge Agreement between Equity Holdings Limited,
                     an Illinois Limited Partnership and Continental Bank
                     N.A., dated as of January 31, 1989
99.(c)(3). ...       Pledge Agreement between Equity Holdings Limited,
                     an Illinois Limited Partnership and First Bank
                     National Association, dated as of May 12, 1994
99.(c)(4). ...       Stock Pledge Agreement between Equity Holdings Limited,
                     an Illinois Limited Partnership and The First National
                     Bank of Boston, dated as of December 15, 1993
99.(c)(5) ....       Pledge and Security Agreement between Equity Holdings
                     Limited, an Illinois Limited Partnership and NationsBank
                     of North Carolina, N.A., dated as of October 25, 1994
99.(c)(6) ....       Pledge Agreement between Equity Holdings Limited,
                     an Illinois Limited Partnership and Chemical Bank
99.(c)(7).....       Pledge Agreement between Equity Holdings Limited,
                     an Illinois Limited Partnership and LaSalle National
                     Bank
99.(c)(8).....       Pledge Agreement between Equity Holdings Limited,
                     an Illinois Limited Partnership and Wells Fargo Realty
                     Advisors Funding, Incorporated
99.(d)(1) ....       Offer to Purchase, dated March 29, 1996
99.(d)(2) ....       Letter of Transmittal
99.(d)(3) ....       Letter, dated March 29, 1996, from Georgeson & Company Inc.
                     to brokers, dealers, commercial banks, trust companies and other nominees
99.(d)(4) ....       Letter to Clients of brokers, dealers, banks, trust companies and other nominees
99.(d)(5) ....       Notice of Guaranteed Delivery
99.(d)(6) ....       Guidelines for Certification of Taxpayer Identification Number on
                     substitute Form W-9
99.(d)(7) ....       Form of Newspaper Advertisement
99.(e)(1) ....       Schedule II of the Offer to Purchase
99.(g)(1) ....       Tender Offer Statement on Schedule 14D-1, filed with the Securities and Exchange Commission on March 29, 1996, by GAMI Merger Co.
                     and Equity Holdings Limited, an Illinois Limited Partnership.